EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

1.	Cinnergen, Inc., a Nevada Company
2.	Cinnechol, Inc., a Nevada Company
3.	I-Boost, Inc., a Nevada Company
4.	Knock-Out Technologies, Ltd., a Nevada Ltd Company
5.	Freedom-2 Holdings, Inc. a Delaware Corporation
6.	Freedom-2, Inc. a Delaware Corporation
7.	Freedom-2 Creditor Partners, a New Jersey Partnership
8.	Exceptional Tattoo and Equipment Supply Company, Inc. a Delaware Corporation
9.	Freedom-2 GmbH, Berlin, a German Corporation